Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271307

PROSPECTUS SUPPLEMENT NO. 7
(to Prospectus dated October 20, 2023)

4,151,519 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 20, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-11 (File No. 333-271307) with the information contained in our current report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 1, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement related to the potential offer and resale from time to time by the stockholders identified in the Prospectus, or their permitted transferees the (“Registered Stockholders”), of up to 4,151,519 shares of our common stock, par value $0.001 per share (the “common stock”), in connection with our direct listing on the Nasdaq Capital Market (“Nasdaq”). We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders.

Our common stock is currently listed on Nasdaq under the ticker symbol “AIRE.” On February 1, 2024, the closing price of our common stock was $1.23.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Giri Devanur, our chief executive officer and chairman, owns approximately 62.64% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we will not take advantage of any of these exceptions.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 1, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 1, 2024

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41839	86-3425507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Address of principal executive offices and zip code)

(707) 732-5742

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AIRE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Executive Officer Changes and Related Compensation Arrangements

On February 1, 2024, the board of directors (the “Board”) of reAlpha Tech Corp. (the “Company”) appointed Michael J. Logozzo, the Company’s then-serving Chief Financial Officer, as its new Chief Operating Officer and President. As a result of his new roles, the Company and Mr. Logozzo entered into an amendment to that certain Employment Agreement dated April 11, 2023 (the “Logozzo Amendment”).

On that same date, the Board appointed Michael Frenz to replace Michael J. Logozzo as the Company’s Chief Financial Officer (and principal financial and accounting officer) pursuant to an employment offer letter, which sets forth the terms of Mr. Frenz’s services as Chief Financial Officer and his compensation arrangement (the “Offer Letter”). The Offer Letter was entered into as of February 1, 2024.

Mr. Frenz has been the Company’s Senior Vice President of Corporate Finance since September 2023. Previously, he was the Chief Financial Officer of CA Ventures from May 2021 to September 2022, a real estate investment company, where he led financial reporting and capital raising efforts for CA Ventures. Further, from June 2017 to May 2021, Mr. Frenz was the Chief Financial Officer of Clipper Realty Inc. (NYSE: CLPR), a real estate investment trust (“REIT”) focused on acquiring, owning and managing multifamily residential and commercial properties in the New York metropolitan area, where he managed financial and investment strategies for the REIT, led financial reporting for the company, including preparation of SEC filings, and directed investor relations strategies related to capital raise efforts. Mr. Frenz holds a Master of Business Administration degree from Columbia Business School and a Bachelor of Science degree from The Wharton School.

Pursuant to the Offer Letter, Mr. Frenz is entitled to a base salary of $225,000 (the “Base Salary”), subject to an annual upward adjustment by the Company’s compensation committee (the “Compensation Committee”). Moreover, Mr. Frenz is entitled to additional compensation in the form of a discretionary bonuses of up to 66.7% of his then Base Salary based on the achievement of certain performance targets to be established by the Compensation Committee, which will be payable no later than two and a half months after the fiscal year to which these performance targets relate to, and certain benefits such as unlimited vacation, health insurance and others. Mr. Frenz is also eligible to participate in the Company’s 2022 Equity Incentive Plan (the “Plan”), and may receive equity awards pursuant to the Plan and in accordance to the Company’s long-term equity incentive awards program (the “LTI Awards”), which LTI Awards are subject to certain performance criteria and metrics that will be established by the Compensation Committee, including satisfying financial, operational and other metrics. Mr. Frenz or the Company may terminate the Offer Letter at any time upon written notice to the other party, and it contains confidentiality provision and a non-compete for a period of one year following the termination of his employment.

Additionally, on February 1, 2024, the Board appointed Jorge Aldecoa, the Company’s prior Chief Operating Officer, as its new Chief Product Officer. In connection with Mr. Aldecoa’s new role, the Company and Mr. Aldecoa entered into an amendment to that certain Employment Agreement dated April 11, 2023 (the “Aldecoa Amendment”). Finally, to align the Company’s executive officers’ compensation, the Compensation Committee approved an amendment to that certain Employment Agreement of Giri Devanur, the Company’s Chief Executive Officer, dated as of April 11, 2023 (the “Devanur Amendment,” together with the Logozzo Amendment and the Aldecoa Amendment, the “Amendments”).

Pursuant to the Amendments, each of the executive officers above will be eligible for a discretionary bonuses of up to 66.7% of their then base salary based on the achievement of certain performance targets to be established by the Compensation Committee, which will be payable no later than two and a half months after the fiscal year to which these performance targets relate to. Further, each of Mr. Devanur, Mr. Logozzo and Mr. Aldecoa will be eligible to receive LTI Awards in an amount and type to be determined by the Compensation Committee, which LTI Awards are subject to certain performance criteria and metrics that will be established by the Compensation Committee for each of Mr. Devanur, Mr. Logozzo and Mr. Aldecoa to achieve in order to be eligible to receive the LTI Awards.

Moreover, on the same date, the Compensation Committee adjusted the base salaries for Mr. Devanur, Mr. Logozzo and Mr. Aldecoa, which new base salaries will be $250,000, $250,000 and $215,000, respectively, retroactive to January 1, 2024. This base salary adjustment was approved by the Compensation Committee as a result of the achievement of the defined milestone set forth in the Employment Agreement between the Company and each of these executive officers, dated as of April 11, 2023, which provided that following a successful public offering resulting in gross proceeds to the Company of $8,000,000 or more, the base salaries of these executive officers would be adjusted as described above, subject to the Compensation Committee approval.

The foregoing description of the Offer Letter and the Amendments does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the Offer Letter, the Devanur Amendment, Logozzo Amendment, and Aldecoa Amendment, each of which are included as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

There is no family relationship between Mr. Frenz and any director or executive officer of the Company. There are no transactions to which the Company is a party and in which Mr. Frenz has a material interest that is required to be disclosed under Item 404(a) of Regulation S-K.

Item 7.01. Regulation FD Disclosure.

On February 1, 2024, the Company issued a press release announcing the appointment of Mr. Frenz as the Company’s Chief Financial Officer and the related management changes of the Company. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description

10.1	Offer Letter dated February 1, 2024.
10.2	First Amendment to Employment Agreement of Giri Devanur, dated February 1, 2024.
10.3	First Amendment to Employment Agreement of Michael J. Logozzo, dated February 1, 2024.
10.4	First Amendment to Employment Agreement of Jorge Aldecoa, dated February 1, 2024.
99.1	Press Release dated February 1, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 1, 2024	reAlpha Tech Corp.

	By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

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